14005383

No Act
PE 2/21/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 21 2014
Washington, DC 20549

February 21, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-21-14

Carol J. Ward
Mondelēz International, Inc.
carol.ward@mdlz.com

Re: Mondelēz International, Inc.

Dear Ms. Ward:

This is in regard to your letter dated February 21, 2014 concerning the shareholder proposal submitted by Domini Social Investments and The Green Century Equity Fund for inclusion in Mondelēz's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Mondelēz therefore withdraws its January 10, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Adam Kanzer
Domini Social Investments
akanzer@domini.com

Kristina Curtis
The Green Century Equity Fund
kcurtis@greencentury.com

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
Carol.Ward@mdlz.com

February 21, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Domini Social Investments and Green Century Equity Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 10, 2014, Mondelēz International, Inc. (the "Company") requested that the staff of the Division of Corporation Finance concur that the Company could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof received from Domini Social Investments ("DSI") and the Green Century Equity Fund ("Green Century").

Enclosed as Exhibit A are letters from DSI and Green Century dated February 20, 2014 and February 21, 2014, respectively, withdrawing the Proposal. In reliance on these letters, we hereby withdraw the January 10, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

CJW/eaa

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Adam Kanzer, Domini Social Investments
Lucia von Reusner, Green Century Equity Fund
Kristina Curtis, Green Century Equity Fund

EXHIBIT A

From: Lucia von Reusner [mailto:LvonReusner@greencentury.com]
Sent: Friday, February 21, 2014 7:28 AM
To: Horrell, Jonathan; akanzer@domini.com
Cc: McGrath Montenegro, Chris; Ward, Carol J
Subject: RE: Proposed Withdrawal Agreement

Dear Carol,

Please accept this email as confirmation of withdrawal and we look forward to continuing this discussion prior to next year's filing deadline.

Best,
Lucia

From: jhorrell@mdlz.com [jhorrell@mdlz.com]
Sent: Friday, February 21, 2014 5:05 AM
To: akanzer@domini.com; Lucia von Reusner
Cc: cmcgrath@mdlz.com; carol.ward@mdlz.com
Subject: RE: Proposed Withdrawal Agreement

Thanks, Adam and Lucia. I appreciate your approach to this and look forward to our discussions. Jonathan

From: Ward, Carol J
Sent: 21 February 2014 01:44
To: Adam Kanzer
Cc: LVonReusner@greencentury.com; Horrell, Jonathan; McGrath Montenegro, Chris
Subject: RE: Proposed Withdrawal Agreement

Thank you so much!
Lucia's confirmation should speed things at the SEC.

Carol

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Thursday, February 20, 2014 7:03 PM
To: Ward, Carol J
Cc: LVonReusner@greencentury.com; Horrell, Jonathan; McGrath Montenegro, Chris
Subject: Re: Proposed Withdrawal Agreement

I can confirm withdrawal of the proposal. I believe Lucia designated Domini as lead, but I'm sure she can confirm tomorrow. I spoke with her earlier and she is in agreement.

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

January 10, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Domini Social Investments and Green Century Equity Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Domini Social Investments ("DSI") and the Green Century Equity Fund (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states in relevant part:

> **RESOLVED:** Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2014, describing how Mondelez is assessing the company's supply chain impact on deforestation, as well as associated human rights issues, and the company's plans to mitigate these risks.

The Proposal's supporting statement suggests a variety of methods that are available for assessing and improving the Company's performance with respect to deforestation and human rights issues, and it states that the Company "faces potential reputational and operational risks by failing to adequately disclose its approach" to these issues. A copy of the Proposal, as well as related correspondence with DSI, is attached to this letter as Exhibits A to C, as discussed further below. Correspondence with the Green Century Equity Fund is attached as Exhibit D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company for the Company's 2014 Proxy Materials. The Company has submitted a no-action request to exclude the previously submitted proposal from its 2014 Proxy Materials, but to the extent the Staff does not concur that the previously submitted proposal may be excluded, the Company intends to include it in the 2014 Proxy Materials and asserts that it may then properly exclude the Proposal under Rule 14a-8(i)(11).

Furthermore, if the Staff does not concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) or Rule 14a-8(i)(11), we believe that one of the Proponents, DSI, may be excluded pursuant to Rules 14a-8(b) and (f) because it failed to provide the requisite proof of its continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. *Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those specifically requested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010); *Wal-Mart Stores, Inc. (AFL-CIO Reserve Fund et al.)* (avail. Mar. 30, 2010). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp. (Rossi)* (avail. Mar. 19, 2010).

The Staff consistently has concurred with the exclusion of shareholder proposals requesting reports where the company already publicly disclosed the subject matter of the requested report. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring with the exclusion of a proposal requesting the company to assess and report on human rights standards where the company had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct); *Caterpillar, Inc.* (avail. Mar. 11, 2008) (concurring with the exclusion of a proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); *PG&E Corp.* (avail. Mar. 6, 2008) (same); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (same); *Johnson & Johnson* (avail. Feb. 22, 2008) (same). Further, as particularly relevant here, the Staff has concurred with the exclusion of shareholder proposals seeking a report from the company's board of directors when the contents of the requested report were disclosed in multiple pages on the company's corporate website. *See The Coca-Cola Co.* (avail. Jan. 25, 2012); *The Gap, Inc.* (avail. Mar. 16, 2001).

B. The Company Has Substantially Implemented The Proposal By Publicly Disclosing How It Assesses Its Supply Chain Impact On Deforestation And Associated Human Rights Issues And Its Plans To Mitigate Those Risks

As discussed below, the Company's disclosures already substantially implement the essential objective of the Proposal, which is that the Company publicly disclose "how [the Company] is assessing [its] supply chain impact on deforestation, as well as associated human rights issues, and [its] plans to mitigate these risks." Specifically, the Company makes publicly available on the "Agricultural Supply Chain" section of its corporate website[1] information about its supply chain stewardship, including a January 2014 position statement on deforestation and human rights issues in the Company's supply chain (the "Supply Chain Statement")[2] and a November 2013 position statement on palm oil and deforestation (the "Palm Oil Statement").[3]

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1 Available at http://www.mondelezinternational.com/well-being/sustainable-resources-and-agriculture/agricultural-supply-chain.

2 The Supply Chain Statement is attached to this letter as Exhibit E and also is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/deforestation_human_rights.pdf.

3 The Palm Oil Statement is attached to this letter as Exhibit F and also is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/Palm_Oil_Statement.pdf.

1. The Company's Supply Chain Impact On Deforestation And Associated Human Rights Issues

The Company already publicly discloses how it assesses its supply chain impact on deforestation and associated human rights issues. As discussed below, the Company discloses that it assesses its impact in these areas by retaining sustainability consulting experts who gather information from benchmark data and rates of land conversion, partnering with environmental organizations to evaluate public data about land conversion and documented cases of land and labor disputes, engaging with stakeholders and non-governmental organizations ("NGOs"), and requesting information from suppliers about the levels of traceability in their supply chains and about their policies and practices on deforestation and human rights.

The Supply Chain Statement discloses information about a major assessment that was performed in 2011 and is updated regularly, which mapped the Company's "overall environmental footprint" (the "Footprint Assessment"), meaning it "provided a comprehensive, end-to-end view of the total impact of [the Company's] operations and supply chain on greenhouse gas emissions, water and land use – including everything from the growing of raw materials to the disposal of packaging." The Supply Chain Statement indicates that the Footprint Assessment was carried out by Quantis, which is a sustainability consulting firm, and was reviewed by World Wildlife Fund ("WWF") and other experts. The Supply Chain Statement explains that the Footprint Assessment is based on the latest scientific developments and "enables [the Company] to assess the impact [its] supply chain has on land use change as well as the emissions from ongoing management practices, such as fertiliser use, for key commodity groups including oils and fats, grains, sugar and dairy." The Supply Chain Statement reports that the scope and methodology of the Footprint Assessment "follows the World Resources Institute's Greenhouse Gas Protocol Scope 3 Standard for carbon footprint reporting" and that "[i]nformation is collected from benchmark data for greenhouse gas emissions and rates of land conversion including deforestation in key supply chains." The Supply Chain Statement goes on to explain that the Footprint Assessment gives the Company a better understanding of the impacts across the Company's supply chain and enables the Company to better focus its activities.

The Supply Chain Statement also discloses information about assessments that the Company conducts with WWF regarding "the long-term sustainability risks for many of [the Company's] main commodities, including palm oil, soya and sugar, among others" (the "Commodity Risk Assessments"). The disclosure indicates that the Commodity Risk Assessments "analyze a range of environmental, social and economic factors, including land conversion from deforestation, as well as land, labor and other human rights." The Supply Chain Statement explains that the Commodity Risk Assessments are "based on referenced public sources, for example data on the hectares of forested areas converted to palm oil plantations and studies into carbon emissions from plantations, as well as social factors such as documented cases of land and labor disputes." The Supply Chain Statement indicates that the Company, together with WWF, reviews "these data and studies to better understand [the Company's] and [its] suppliers' impacts on sustainability issues, including deforestation and human rights issues."

The Supply Chain Statement further explains how the Company "actively engage[s] with a range of stakeholders on issues of deforestation and human rights." As an example, the Supply Chain Statement cites the Company's work as a member of the Consumer Goods Forum ("CGF") which is discussed in more detail in the following section of this letter. The Supply Chain Statement also reports that the Company "engage[s] directly with NGOs to discuss issues of deforestation and human rights in key supply chains, including allegations contained in published reports from their on-the-ground investigations," and it states that these discussions with NGOs give the Company a "deeper understanding about NGO concerns" related to deforestation and human rights risks.

The Supply Chain Statement also discloses that in late 2013 the Company sought information from its suppliers about the levels of traceability in their palm oil supply chains. As the Proposal's supporting statement points out, tracing commodity purchases back to their source is a method by which companies can assess their impact on deforestation and human rights issues.[4] The Palm Oil Statement provides further detail about this request, stating that the Company reviewed various principles with its palm oil suppliers and expected them to "provide . . . transparency on the proportion of their supplies traceable to plantations" complying with the principles. The principles are that palm oil should be "produced on legally held land," "not lead to deforestation or loss of peat land," "respect[] human rights, including land rights," "not use forced or child labor," and not be developed in "Primary Forest, High Conservation Value (HCV) areas, High Carbon Stock (HCS) forests, or use of fire in plantation operations." The Supply Chain Statement explains that the Company is analyzing the information it received from its suppliers. Furthermore, the Supply Chain Statement reports that the Company has ongoing direct engagement with key suppliers of palm oil through which it "seek[s] information about their policies and practices on environmental and social issues, including deforestation and human rights."

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[4] The Proposal's supporting statement lists tracing commodity purchases back to their source as one of several factors, or "indicators," that can demonstrate a company's "impact on forests and related human rights issues." Even though compliance with these indicators is not mandatory in the Proposal, the Company has at least partially complied with the indicators relating to tracing commodity purchases to their sources, measuring the percentage of sustainably sourced purchases, identifying certification systems that ensure sustainable sourcing, and assessing how purchases impact deforestation and human rights.

In sum, the Company's public disclosures on its website provide a thorough description of the way the Company assesses the impact its supply chain has on deforestation and associated human rights issues and, therefore, has substantially implemented the Proposal's request for that information.

2. *The Company's Plans To Mitigate Deforestation And Associated Human Rights Issues*

The Company also already publicly discloses its plans to mitigate the risks of deforestation and associated human rights issues. As publicly disclosed and discussed below, the Company currently plans to mitigate these risks by mobilizing its resources to achieve zero net deforestation from key supply chains by 2020, adopting pulp and paper sourcing guidelines, continuing to cover 100% of its palm oil requirements through Roundtable for Sustainable Palm Oil-certified sources, eliminating palm oil supplies that do not meet the Company's standards for responsible palm oil development by 2020, and continuing to work with organizations and initiatives whose goals include the mitigation of deforestation and associated human rights issues.

The Supply Chain Statement explains that the Company, as a signatory to the deforestation resolution of CGF, has committed "to mobilize resources within [its business] to help achieve zero net deforestation from key supply chains by 2020, with a focus on four key supply chains acknowledged as major drivers of deforestation: palm oil, soya, beef and paper." The Supply Chain Statement goes on to explain that the Company plans to adopt new pulp and paper sourcing guidelines published by CGF in 2013.

The Company's plans to mitigate risks associated with deforestation and human rights issues related to palm oil production are discussed in detail in both the Supply Chain Statement and the Palm Oil Statement. Those statements explain that the Roundtable for Sustainable Palm Oil ("RSPO") "provides the most widely supported approach to developing and enforcing standards for sustainable palm oil production." The Supply Chain Statement reports that in 2013 the Company covered 100% of its palm oil requirements through RSPO segregated and mass-balance oil, as well as Greenpalm certificates which support sustainable production. As explained in the Supply Chain Statement, "[t]his is two years ahead of [the Company's] existing commitment to cover 100% of requirements by 2015." The Supply Chain Statement goes on to report that the Company "plan[s] to continue this level of use of RSPO palm oil."

The Supply Chain Statement discusses the public commitment the Company has made to publish in the second quarter of 2014 "an action plan to ensure that the palm oil [the Company buys] is produced on legally held land, does not lead to deforestation or loss of peat land, respects human rights, including land rights, and does not use forced or child labor." The Supply Chain Statement indicates that this action plan will also address timelines and verification processes. The Palm Oil Statement references this same action plan and further explains that by 2020 at the latest the Company will eliminate supplies that do not meet the Company's principles for palm oil production. Those principles include the above-listed items that will be addressed in the action plan and also the principle that "palm oil development should not take place in Primary Forest, High Conservation Value (HCV) areas, High Carbon Stock (HCS) forests, or use of fire in plantation operations."

The Supply Chain Statement also explains that the Company is "embedding sustainability into [its] sourcing practices across [its] commodities" and "seeking more transparency, raising expectations of [the Company's] suppliers and collaborating through initiatives such as the Sustainable Agriculture Initiative (SAI) Platform." The Supply Chain Statement goes on to explain that "[t]hrough this work [the Company is] addressing cross cutting themes such as good agricultural practices, deforestation, human and labor rights (including child labor), land rights, gender and environmental footprint," and that "[the Company is] currently building the details of this approach and will report in more detail as [it makes] further progress."

In addition, the Supply Chain Statement discusses the Company's involvement with the Tropical Forest Alliance 2020 ("TFA 2020"), "a public private partnership involving CGF member companies, the governments of the US, UK, Netherlands and Norway, and civil society organisations" whose objective is to "reduce the tropical deforestation associated with the sourcing of commodities such as palm oil, soy, beef, and paper." The Supply Chain Statement explains that "TFA 2020 brings partners and other interested stakeholders together to share information on actions they are taking, identify needs and gaps in the sector, and help facilitate relationships between partners to take action." As an example of the Company's efforts to mitigate deforestation, the Supply Chain Statement explains that "[the Company] participated in the launch of CGF's pulp and paper sourcing guidelines at the TFA 2020 conference in Jakarta in June 2013, having served on the CGF working group that drafted the guidelines."

The Supply Chain Statement reports that the information gained when the Company sought information from its suppliers about the levels of traceability in their palm oil supply chains in 2013 is "currently being analysed and will inform subsequent action planning for mitigating deforestation and human rights risks."

The Supply Chain Statement also reports that through the Company's discussions with NGOs, "[the Company gains] deeper understanding about NGO concerns and discuss[es] potential steps to mitigate deforestation and human rights risks" and that "[the Company plans] to continue these discussions periodically."

The Palm Oil Statement further discloses the Company's plans to mitigate risks associated with deforestation and associated human rights issues when it explains that the Company is "working with United Nations Development Programme (UNDP), the Government of Indonesia, and other partners to develop the Indonesia Sustainable Palm Oil (SPO) Initiative." As explained in the Palm Oil Statement, "[t]he initiative aims to develop national capacity to promote and scale up sustainable palm oil by strengthening smallholder farmers, supporting national policy reform and reducing deforestation through public-private partnerships."

In sum, the Company already publicly discloses its plans to mitigate risks associated with deforestation and associated human rights issues, substantially implementing the Proposal's request for that information.

* * *

As in *Boeing*, *Caterpillar*, *Coca-Cola*, and *The Gap*, the Company already has publicly disclosed on its corporate website the information that the Proposal requests. Further, as the Staff made clear in both *Coca-Cola* and *The Gap*, the Proposal is still excludable as substantially implemented even though the Company has disclosed the information sought by the Proposal in multiple different locations, *i.e.*, different pages on the Company's corporate website. Through these disclosures, the Company has publicly disclosed "how [the Company] is assessing [its] supply chain impact on deforestation, as well as associated human rights issues, and [its] plans to mitigate these risks." Accordingly, the Company has substantially implemented the Proposal, and it may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted To The Company For The Company's 2014 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company may exclude the latter proposal, assuming that the company includes the earlier proposal in its proxy materials. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

On November 21, 2013, before the December 2, 2013 date upon which the Company first received the Proposal from DSI, the Company received a proposal from the AFL-CIO

Reserve Fund (the "AFL-CIO Proposal").[5] *See* Exhibits A and G. The Company has submitted a no-action request to exclude the AFL-CIO Proposal from the 2014 Proxy Materials, but to the extent the Staff does not concur that the AFL-CIO Proposal may be excluded, the Company intends to include it in the 2014 Proxy Materials. The AFL-CIO Proposal states:

> **RESOLVED**, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following;
>
> - Human rights principles used to frame the assessment;
> - Frequency of the assessment;
> - Methodology used by the assessment to track and measure performance;
> - Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
> - How the results of the assessment are incorporated into company policies and decision making.

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[5] The AFL-CIO Reserve Fund subsequently resubmitted its proposal in a facsimile that the Company received on December 3, 2013, and Oxfam America Inc. submitted the AFL-CIO Proposal as a co-proponent in a submission that the Company received on December 4, 2013. *See* Exhibit G. The Company first received the Proposal from DSI via e-mail on December 2, 2013, and it received the Proposal from Green Century Equity Fund on December 4, 2013. *See* Exhibits A and D. Notwithstanding the AFL-CIO's resubmission of its proposal after DSI submitted the Proposal, Staff precedent establishes that the date of the earlier submission is the relevant date for determining the order in which proposals are "submitted" for purposes of Rule 14a-8(i)(11). *See The Goldman Sachs Group, Inc.* (avail. Mar. 9, 2010) (concurring that the date of the earlier-received proposal is measured when it is first received, not the date it is corrected to conform with Rule 14a-8(i)(6)'s requirement); *Huntington Bancshares Inc.* (avail. Jan. 11, 2001) (concurring that the date of the earlier-received proposal is measured when it is first received, notwithstanding subsequent minor word revisions); *Stanhome Inc.* (avail. Jan. 10, 1997) (concurring that the date of the earlier-received proposal is measured when it is first received, even if proof of ownership is not provided until after the second proposal is received).

> The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative for purposes of Rule 14a-8(i)(11) is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. For example, in *Abbott Laboratories* (avail. Feb. 4, 2004), the Staff concurred that a proposal that the company limit senior executive salaries, bonuses, long-term equity compensation (including stock options), and severance payments was substantially duplicative of a proposal requesting adoption of a policy prohibiting future stock option grants to senior executives. Similarly, in *Wells Fargo & Co.* (avail. Feb. 8, 2011), the Staff concurred that a proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," even though the information sought under one of the proposals would not necessarily be encompassed by the other proposal. *See also Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that the company prepare a report on "the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded because it substantially duplicated a previously submitted proposal that requested that the company "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the [c]ompany's products and operations" and that the company report on its plans to achieve those goals); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring that a proposal requesting a report on gender equality was substantially duplicative of an earlier-received proposal requesting a report on affirmative action policies and programs).

Moreover, the Staff has concluded that Rule 14a-8(i)(11) is available even when one proposal asks for different information or makes certain requests not addressed in the other proposal. Of particular applicability to the instant case is *Caterpillar Inc. (AFSCME Employees Pension Plan)* (avail. Mar. 25, 2013). *Caterpillar* involved a proposal nearly identical to the AFL-CIO Proposal that was received subsequent to a proposal requesting the company to amend its policies related to human rights, and extend such policies to franchisees, licensees, and agents. The two proposals touched upon different human rights guidelines promulgated at different times by the United Nations and requested different actions of the company, with the earlier-received proposal seeking to amend the company's global human rights policy and the later-received proposal calling for a public assessment of the company's supply chain impact on human rights issues. Nonetheless, the Staff concurred that both proposals shared the same principal focus – the company's practices with respect to human rights – and permitted exclusion of the later-received proposal under Rule

14a-8(i)(11). Similarly, in *Cooper Industries, Ltd.* (avail. Jan. 17, 2006), the Staff concurred that a proposal requesting that the company "review its polices related to human rights to assess areas where the company needs to adopt and implement additional polices and to report its findings" was substantially duplicative of an earlier-received proposal that urged the company to commit itself to conform with certain human rights standards promulgated by a United Nations committee. Despite the proposals' differing emphases, with the earlier-received proposal narrowly tailored to the United Nations' recommendations and the later-received proposal more generally drawn, the Staff concluded the two proposals were substantially duplicative and permitted exclusion of the later-received proposal.

Here, the principal thrust of both the Proposal and the AFL-CIO Proposal is the same: seeking a report on how the Company assesses and addresses human rights risks in its supply chain. The fact that the Proposal and the AFL-CIO Proposal share the same principal thrust is evidenced by the following elements of the proposals:

- *Both proposals ask the Company to prepare a public report on how it assesses its supply chain impact on human rights issues.* The Proposal requests "a public report . . . describing how Mondelez is assessing the company's supply chain impact on deforestation, as well as associated human rights issues." The AFL-CIO Proposal seeks a "report to shareholders . . . on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain," including the "[m]ethodology used by the assessment to track and measure performance."

- *Both proposals ask how the Company plans to mitigate human rights risks.* The Proposal requests that the report include "the [C]ompany's plans to mitigate these risks" while the AFL-CIO Proposal asks that the report disclose how "the results of the assessment are incorporated into company policies and decision making." The AFL-CIO Proposal's supporting statement further emphasizes the need "to effectively translate principles into protective practices."

- *Both proposals' supporting statements express concern with potential operational and reputational risks to the Company and assert that disclosure regarding these issues is needed.* The Proposal's supporting statement states that "Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks." Similarly, the AFL-CIO Proposal states that "[t]here is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions."

We further note that the AFL-CIO Proposal's supporting statement essentially repeats the Proposal's resolution when it emphasizes the need for companies to "assess[] actual and potential human rights impacts . . . and communicat[e] how impacts are addressed." Thus, both of the proposals address a perceived need for enhanced disclosure on how the Company assesses and addresses human rights risks in its supply chain. Accordingly, the Proposal substantially duplicates the earlier-received AFL-CIO Proposal.

The fact that the Proposal addresses both deforestation and human rights risks while the AFL-CIO Proposal addresses only human rights risks is irrelevant under Rule 14a-8(i)(11). The Staff precedent cited above, including *Cooper Industries, Abbott Laboratories* and *Wal-Mart Stores*, establishes that differences in scope do not preclude proposals from being substantially duplicative under Rule 14a-8(i)(11). *See also The Procter & Gamble Co.* (avail. July 21, 2009) (concurring that a proposal requesting adoption of a triennial executive pay vote program and institution of a triennial compensation committee forum with shareholders substantially duplicated a proposal that called for an annual say-on-pay vote). In addition, the fact that the AFL-CIO Proposal contains a bullet point list of specific information to be addressed while the Proposal does not explicitly request these details does not preclude the Proposal from substantially duplicating the AFL-CIO Proposal. As the *Wells Fargo* precedent cited above illustrates, exclusion under Rule 14a-8(i)(11) is appropriate even if the information sought under one of the proposals would not necessarily be encompassed by the other proposal.

Further, in light of the *Caterpillar* precedent discussed above, the fact that the AFL-CIO Proposal requests disclosure of details that the Proposal does not explicitly request does not preclude exclusion under Rule 14a-8(i)(11). In fact, the two proposals in the instant case are even more similar than those at issue in *Caterpillar*. Unlike the proposals at issue in *Caterpillar*, both proposals in the instant case ask the Company to prepare a public report on how the Company assesses and addresses human rights risks in its supply chain. Conversely, in *Caterpillar*, while the later-received proposal sought such a report, the earlier-received proposal requested a review of the company's human rights policies and sought public disclosure of a summary of the review. Moreover, in the instant case, both proposals are specifically concerned with the Company's supply-chain impact on human rights issues while only the later-received proposal in *Caterpillar* expressed concern over how the company assessed and addressed human rights risks in its supply chain.

Because the AFL-CIO Proposal addresses the principal thrust of the Proposal in its request for a report on how the Company assesses and addresses human rights risks in its supply chain, shareholders would be required to consider two proposals on the same topic if forced to vote on both the Proposal and the AFL-CIO Proposal. As noted above, one of the purposes of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the AFL-CIO Proposal.

III. DSI May Be Excluded As A Co-Proponent Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because It Failed To Satisfy The Applicable Eligibility Requirements.

In the event that the Staff does not concur that the Proposal can be excluded pursuant to Rule 14a-8(i)(10) or Rule 14a-8(i)(11), we request that the Staff concur in our view that DSI can be excluded as a co-proponent of the Proposal because it failed to comply with the eligibility requirements under Rule 14a-8(b).

The Staff previously has concurred in the exclusion of one or more co-proponents as a result of a failure to satisfy procedural and eligibility requirements. *See, e.g., Pfizer Inc. (Recon.)* (avail. Feb. 22, 2010) (concurring in the exclusion of one co-proponent out of six under Rule 14a-8(f) following a reconsideration request). In the instant case, DSI, in response to a deficiency notice sent by the Company that complied with Rule 14a-8(f), failed to comply with the eligibility requirements of Rule 14a-8(b) because the proof of ownership letter it provided verified a different entity's ownership of Company stock.

A. Background

DSI submitted the Proposal to the Company via email on December 2, 2013. *See* Exhibit A. DSI's submission did not include proof of ownership of Company shares. In addition, the Company reviewed its stock records, which did not indicate that DSI was a record owner of any Company shares.

Accordingly, on December 6, 2013, the Company sent a deficiency notice (the "Deficiency Notice") to DSI in accordance with Rule 14a-8(f) because the Company's stock records did not indicate that DSI is a record owner of Company shares and DSI otherwise failed to submit proof of ownership. *See* Exhibit B. In the Deficiency Notice, the Company clearly informed DSI of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the 'record' holder of [DSI's] shares (usually a broker or bank) verifying that [DSI] continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 2, 2013)"; and

- that DSI's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date that DSI received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was emailed to DSI on December 6, 2013 and delivered via FedEx to DSI on December 9, 2013. *See* Exhibit B.

In response, DSI submitted to the Company a letter from State Street Global Services dated December 10, 2013 (the "State Street Letter"). *See* Exhibit C. The State Street Letter indicates that "State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International for more than one year . . . ." However, the State Street Letter does not verify *DSI's* ownership of the requisite number of Company shares for at least one year as of the date the Proposal was submitted. The Company has received no further correspondence from DSI.

B. Analysis

The Company may exclude DSI as a co-proponent under Rule 14a-8(f)(1) because DSI failed to substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. *See, e.g., Chiquita Brands International Inc.* (avail. Jan. 9, 2013); *Qwest Communications International Inc.* (avail. Feb. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 29, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Intel Corp.* (avail. Jan. 29, 2004) (in each, the Staff concurred with the exclusion of a proposal because the proponent failed to supply, in response to the company's deficiency notice, sufficient proof that the proponent satisfied the minimum ownership requirement as required by Rule 14a-8(b)).

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") expresses "concern[] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It further states that "some companies' notices of defect make no mention of the . . . specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f)." In the instant case, the Company satisfied its obligation under Rule 14a-8 by transmitting to DSI in a timely manner the Deficiency Notice, which specifically set forth the proof of ownership requirements of Rule 14a-8(b), including the requirement to demonstrate that "the Proponent" (defined as "Domini Social Investments") continuously held the requisite shares for the applicable one-year period. Nevertheless, as discussed in more detail below, DSI's subsequent submission to the Company of the State Street Letter did not provide sufficient proof of *DSI's* ownership, as required by Rule 14a-8(b)(2) and as described in the Deficiency Notice.

The Staff consistently has concurred with the exclusion of shareholder proposals on the grounds that, despite the company's timely and proper deficiency notice, the proponent provided a proof of ownership letter verifying the ownership of a person or entity having a different name from the proponent. For example, in *The Coca-Cola Co.* (avail. Feb. 4, 2008), the company received a shareholder proposal from The Great Neck Capital Appreciation LTD Partnership. However, the broker letter identified the "The Great Neck Cap App Invst Partshp., DJF Discount Broker" and "The Great Neck Cap App Invst Partshp" as the beneficial owners of the company's stock. The company noted that "[t]he [p]roposal was received from The Great Neck Capital Appreciation LTD Partnership and neither of the letters received from [the broker] identif[ies] it as a beneficial owner of the [c]ompany's [c]ommon [s]tock" (emphasis in original). The Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), noting that "the proponent appears to have failed to supply . . . documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Great Plains Energy Inc.* (avail. Feb. 4, 2013); *AT&T Inc.* (avail. Jan. 17, 2008) (in each, the Staff concurred with the exclusion of the proposal because the broker letter referred to someone other than the proponent as the owner of the company's stock).

Based on Staff precedent, as exemplified by the proof of ownership letter in *Coca-Cola*, the State Street Letter is insufficient to demonstrate DSI's ownership of the Company's stock. In fact, it does not even purport to verify DSI's ownership; rather, it only identifies the Domini Social Equity Fund, and not DSI, as the beneficial owner of the Company's stock.

Further, a failure to establish that the proponent is the owner of the company's stock is not cured for purposes of Rule 14a-8(b) by a proponent establishing that it is affiliated with an entity that is an owner of the company's stock. Rather, Staff precedent establishes that the precise entity holding itself out as the proponent must satisfy the Rule 14a-8(b) ownership requirements. For example, in *Energen Corp.* (avail. Feb. 22, 2011), the company received a shareholder proposal submitted by Calvert Asset Management Company, Inc. ("Calvert") on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund (the

"Funds"). In its cover letter, Calvert stated that "[i]t is Calvert's intention that each Fund continue to own shares in the [c]ompany through the date of the 2011 annual meeting of shareholders." As investment advisor to the Funds, Calvert was authorized to vote proxies and submit shareholder proposals on behalf of the Funds. Nevertheless, the Staff concurred in the exclusion of the proposal under Rule 14a-8(b) and Rule 14a-8(f), concluding that Calvert and the Funds were distinct entities. Specifically, the Staff stated:

> It appears that the proponents failed to provide this statement [of intent to hold company stock]. . . . In this regard, we note that although [Calvert] may have been authorized to act and speak on behalf of [the Funds], it has provided a statement of its own intentions and not of the [Funds'] intentions.

Although DSI and the Domini Social Equity Fund may be affiliated entities, Domini Social Equity Fund's beneficial ownership of Company stock does not satisfy the Rule 14a-8(b) ownership requirements with respect to DSI, as demonstrated by *Energen*. We therefore believe that DSI can be excluded as a co-proponent of the Proposal because it failed to comply with the eligibility requirements under Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(11). If the Staff is unable to so concur, we respectfully request that the Staff concur that DSI may be excluded as a co-proponent of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because DSI failed to satisfy the applicable eligibility requirements.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Adam Kanzer, Domini Social Investments
Lucia von Reusner, Green Century Equity Fund
Kristina Curtis, Green Century Equity Fund

101649444.16

EXHIBIT A

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Monday, December 02, 2013 1:44 PM
To: Ward, Carol J
Cc: Horrell, Jonathan
Subject: Domini Shareholder Proposal Submission
Importance: High

Dear Carol:

Attached is our shareholder proposal submission for inclusion in your next proxy statement. As always, I remain open to dialogue on these issues and look forward to continuing the conversation.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 2, 2013

Carol J. Ward, VP and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Via United Parcel Service and email to carol.ward@mdlz.com

Re: Shareholder Proposal Requesting a Sustainable Forestry Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you are aware, we remain concerned about Mondelez International's approach to deforestation and associated human rights risks through its global purchases of palm oil, soy, sugar and paper. I have been in contact with Jonathan Horrell about these issues, but the company does not yet appear to be willing to make any commitments on forestry reporting, I have therefore decided to resubmit our proposal. I hope that we will be able to reach a mutually acceptable agreement that would allow us to withdraw our proposal.

We are submitting the attached proposal regarding Mondelez International's management of deforestation risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We have held more than $2,000 worth of Mondelez shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Jonathan Horrell, Director Sustainability (jhorrell@mdlz.com)

Sustainable Forestry Report

Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Carbon Disclosure Project (CDP), an initiative backed by 184 financial institutions managing more than $13 trillion, calls on global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are being managed. Mondelez has declined to respond to CDP's forestry survey.

Mondelez discloses some information about its palm oil purchases. Nevertheless, Rainforest Action Network believes our Company's products are "at high risk of contamination" with palm oil associated with human rights violations. Mondelez provides no information on the impact on forests and related human rights issues of its soya, paper and sugar purchases. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to key commodities driving deforestation, e.g., palm oil, soya, sugar, paper;
- The percentage of each of these commodity purchases that Mondelez has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with clear goals for each commodity;
- Whether Mondelez and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals;
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Mondelez's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2014, describing how Mondelez is assessing the company's supply chain impact on deforestation, as well as associated human rights issues, and the company's plans to mitigate these risks.

EXHIBIT B

From: elizabeth.ahlenius@mdlz.com [mailto:elizabeth.ahlenius@mdlz.com] **On Behalf Of** carol.ward@mdlz.com
Sent: Friday, December 06, 2013 7:26 PM
To: akanzer@domini.com
Cc: carol.ward@mdlz.com; Belliston, Gregory S.; elizabeth.ahlenius@mdlz.com
Subject: Mondelez International - Domini Social Investments - Response to Shareholder Proposal
Importance: High

Attached please find Mondelēz International's response to the Shareholder Proposal received from Domini Social Investments, the original of which is being sent to your attention via FedEx Priority Overnight.

Sincerely,

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
Carol.Ward@mdlz.com

December 6, 2013

***VIA OVERNIGHT MAIL AND E-MAIL** (akanzer@domini.com)*

Mr. Adam Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on December 2, 2013 the shareholder proposal you submitted on behalf of Domini Social Investments (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 2, 2013). As explained in Rule 14a 8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 2, 2013); or

2. if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its

ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 2, 2013).

2. If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 2, 2013). The Proponent should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent' shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 2, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention: Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may transmit any response by facsimile to me at (570) 235-3005.

If you have any questions with respect to the foregoing, please contact me at (847) 943-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President & Corporate Secretary

CJW/eaa
Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, December 11, 2013 9:23 AM
To: carol.ward@mdlz.com
Cc: Belliston, Gregory S.; elizabeth.ahlenius@mdlz.com
Subject: RE: Mondelez International - Domini Social Investments - Response to Shareholder Proposal

Carol –

Attached is our custodial letter. Please let me know if you need anything further.

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds

STATE STREET.

December 10th, 2013

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International for more than one year in account 997 at the Depository Trust Company. As of December 2, 2013, State Street held 263 shares, all of which were held continuously for more than one year.

Security	**Number of Shares**	**Shares Held 1+ Years**
Mondelez International	263	263

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Assistant Vice President
State Street Global Services

Limited Access

EXHIBIT D

GREEN CENTURY FUNDS

RECEIVED DEC - 4 2013

December 4, 2013

Carol J. Ward, VP and Corporate Secretary
Mondelez International, Inc.
Three Parkway North
Deerfield, IL 60015

Dear Ms. Ward:

The Green Century Equity Fund is filing the enclosed updated shareholder resolution, for inclusion in Mondelez International, Inc's (Mondelez or the "Company") proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The attached resolution reflects the conversations between Mondelez and the lead filer Domini Social Investments.

The Green Century Equity Fund (Green Century) is the beneficial owner of at least $2,000 worth of Mondelez stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is attached.

Green Century is the co-filer of this proposal and Domini Social Investments will act as the primary filer. Please direct any correspondence to both parties. For Domini Social Investments, please contact Adam Kanzer at (212) 217-1027, or at akanzer@domini.com. For Green Century, Lucia von Reusner will serve as our point of contact. She may be reached at 617-482-0800, or by email to lvonreusner@greencentury.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Kristina Curtis

Kristina Curtis
President
The Green Century Equity Fund

Enclosures: Resolution Text

Sustainable Forestry Report

Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Global demand for these commodities is fueling deforestation and human rights violations, including child and forced labor.

Approximately a third of recorded large-scale land acquisitions globally since 2000 involve investment in cash crops such as sugar cane, palm oil, and soy. Many of these acquisitions involve evicting traditional land holders, through coercion or fraud ("land grabs").

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10).

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Carbon Disclosure Project (CDP), an initiative backed by 184 financial institutions managing more than $13 trillion, calls on global corporations to report how their activities and supply chains contribute to deforestation and how those impacts are being managed. Mondelez has declined to respond to CDP's forestry survey.

Mondelez discloses some information about its palm oil purchases. Nevertheless, Rainforest Action Network believes our Company's products are "at high risk of contamination" with palm oil associated with human rights violations. Mondelez provides no information on the impact on forests and related human rights issues of its soya, paper and sugar purchases. Meaningful indicators would include:

- A company-wide policy on deforestation, with reference to key commodities driving deforestation, e.g., palm oil, soya, sugar, paper;
- The percentage of each of these commodity purchases that Mondelez has traced back to its source;
- The percentage of these commodity purchases that are sustainably sourced, with clear goals for each commodity;
- Whether Mondelez and its suppliers have adopted a zero tolerance policy on "land grabs";
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals;
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities; and
- An assessment of how Mondelez's purchases impact deforestation and human rights, including rural communities' land rights.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation and related risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of palm oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by December 1, 2014, describing how Mondelez is assessing the company's supply chain impact on deforestation, as well as associated human rights issues, and the company's plans to mitigate these risks.

STATE STREET.

David Poussard
Assistant Vice President

Investor Services
200 Clarendon Street
Boston, MA 02110
Telephone: 617-662-9481
DLPoussard@StateStreet.com

December 4, 2013

Lucia Von Reusner
Shareholder Advocate
Green Century Capital Management, Inc.
Green Century Funds
114 State Street, Suite 200, Boston, MA 02109

Dear Ms. Von Reusner:

This letter is to confirm that as of December 4, 2013, State Street Bank and Trust Company 0997, a DTC participant, in its capacity as custodian, held 19,725 shares of Mondelez International, Inc. Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Bank's position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Mondelez International, Inc. Common Stock held by the bank on behalf of the Green Century Equity Fund has been held continuously for a period of more than one year, including the period commencing prior December 4, 2012 and through December 4, 2013. During that year prior to and including December 4, 2013 the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-9481.

Sincerely,

David Poussard
Assistant Vice President

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
Carol.Ward@mdlz.com

December 12, 2013

VIA OVERNIGHT MAIL

Kristina Curtis
President
The Green Century Equity Fund
114 State Street, Suite 200
Boston, MA 02109

Dear Ms. Curtis:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on December 4, 2013 the shareholder proposal entitled "Sustainable Forestry Report" that you submitted on behalf of the Green Century Equity Fund (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The State Street letter that you provided is insufficient because it confirms the Proponent's ownership of Company stock for "the period commencing prior December 4, 2012 and through December 4, 2013" rather than for the one-year period preceding and including December 3, 2013, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 3, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of

Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013). You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If its broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may transmit any response by facsimile to me at (570) 235-3005.

If you have any questions with respect to the foregoing, please contact me at (847) 943-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Carol J. Ward/eaa

Carol J. Ward
Vice President & Corporate Secretary

CJW/eaa
Enclosures

cc: Lucia von Reusner, Green Century Equity Fund
via email w/Enclosures (lvonreusner@greencentury.com)

Adam Kanzer, Domini Social Investments
via email w/Enclosures (akanzer@domini.com)

STATE STREET.

December 4, 2013

Lucia Von Reusner
Shareholder Advocate
Green Century Capital Management, Inc.
Green Century Funds
114 State Street, Suite 200, Boston, MA 02109

Dear Ms. Von Reusner:

This letter is to confirm that as of December 4, 2013, State Street Bank and Trust Company 0997, a DTC participant, in its capacity as custodian, held 19,725 shares of Mondelez International Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Bank's position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Mondelez International Common Stock held by the bank on behalf of the Green Century Equity Fund has been held continuously for a period of more than one year, including the period commencing prior December 4, 2012 and through December 4, 2013. During that year prior to and including December 4, 2013 the holdings continuously exceeded $2,000 in market value.

If you have any further questions or need additional information, please contact me at (617) 662-4959.

Sincerely,

Lisa Spang
Officer

EXHIBIT E

Deforestation and human rights in supply chains

In 2011, we published results from a first-of-its-kind assessment to map the overall environmental footprint of our company. The assessment provided a comprehensive, end-to-end view of the total impact of our company's operations and supply chain on greenhouse gas emissions, water and land use – including everything from the growing of raw materials to the disposal of packaging.

The assessment was based on the latest scientific developments to ensure the information and insights were as clear and accurate as possible. The scope and methodology follows the World Resources Institute's Greenhouse Gas Protocol Scope 3 Standard for carbon footprint reporting. Information is collected from benchmark data for greenhouse gas emissions and rates of land conversion including deforestation in key supply chains.

The assessment is updated regularly and enables us to assess the impact our supply chain has on land use change as well as the emissions from ongoing management practices, such as fertiliser use, for key commodity groups including oils and fats, grains, sugar and dairy.

This work has provided us with a better understanding of the impacts across our supply chain and enables us to focus activities. The study, carried out by Quantis and reviewed by World Wildlife Fund (WWF) and other experts, shows that agriculture is the main factor that is responsible for our overall climate change, water, and land footprint.

We have also assessed with WWF the long-term sustainability risks for many of our main commodities, including palm oil, soya and sugar, among others. These assessments analyze a range of environmental, social and economic factors, including land conversion from deforestation, as well as land, labor and other human rights. The assessments are based on referenced public sources, for example data on the hectares of forested areas converted to palm oil plantations and studies into carbon emissions from plantations, as well as social factors such as documented cases of land and labor disputes. Together with WWF, we review these data and studies to better understand our and our suppliers' impacts on sustainability issues, including deforestation and human rights issues.

We actively engage with a range of stakeholders on issues of deforestation and human rights. For example, as members of the Consumer Goods Forum (CGF), we are signatories to its deforestation resolution which commits members to mobilize resources within our respective businesses to help achieve zero net deforestation from key supply chains by 2020, with a focus on four key supply chains acknowledged as major drivers of deforestation: palm oil, soya, beef and paper. CGF published pulp and paper sourcing guidelines in 2013. We plan to adopt these guidelines and are currently reviewing how to do so.

In addition, we have engaged with the Tropical Forest Alliance 2020 (TFA 2020), a public private partnership involving CGF member companies, the governments of the US, UK, Netherlands and Norway, and civil society organisations. TFA 2020's objective is to reduce the tropical deforestation associated with the sourcing of commodities such as palm oil, soy, beef, and paper. TFA 2020 brings partners and other interested stakeholders together to share information on actions they are taking, identify needs and gaps in the sector, and help facilitate relationships between partners to take action. For example, we participated in the launch of CGF's pulp and paper sourcing guidelines at the TFA 2020 conference in Jakarta in June 2013, having served on the CGF working group that drafted the guidelines. More information is available at www.tfa2020.com

Further, we engage directly with NGOs to discuss issues of deforestation and human rights in key supply chains, including allegations contained in published reports from their on-the-ground investigations. Through these discussions, we gain deeper understanding about NGO concerns and discuss potential steps to mitigate deforestation and human rights risks. We plan to continue these discussions periodically.

As a result of this work, we have identified palm oil as a priority commodity from the perspective of deforestation and human rights.

Currently, the Roundtable for Sustainable Palm Oil (RSPO) provides the most widely supported approach to developing and enforcing standards for sustainable palm oil production, encompassing deforestation as well as human rights issues such as land and labor rights. We're purchasing RSPO certified palm oil, covering 100% of our use in 2013 through RSPO segregated and mass-balance oil, as well as Greenpalm certificates which support sustainable production. This is two years ahead of our existing commitment to cover 100% of requirements by 2015. We plan to continue this level of use of RSPO palm oil.

In late 2013, we asked suppliers to provide information about the levels of traceability in their palm oil supply chains. Knowing the sources of palm oil supplies is an essential first step to enable scrutiny and promote improvements in practice on the ground. The results are currently being analysed and will inform subsequent action planning for mitigating deforestation and human rights risks.

In addition, we have ongoing direct engagement with key suppliers covering about 80% of our total palm oil purchase, seeking information about their policies and practices on environmental and social issues, including deforestation and human rights.

We have made a public commitment to publish in Q2 of this year an action plan to ensure that the palm oil we buy is produced on legally held land, does not lead to deforestation or loss of peat land, respects human rights, including land rights, and does not use forced or child labor. This plan will also address timelines and verification processes.

Beyond this, as the foundation for all our work in sustainable agriculture, we're embedding sustainability into our sourcing practices across our commodities. We're seeking more transparency, raising expectations of our suppliers and collaborating through initiatives such as the Sustainable Agriculture Initiative (SAI) Platform. Through this work we are addressing cross cutting themes such as good agricultural practices, deforestation, human and labor rights (including child labor), land rights, gender and environmental footprint. We are currently building the details of this approach and will report in more detail as we make further progress.

In addition to above work, we publicly report key environmental data via the CDP climate change and water disclosures.

January 2014

EXHIBIT F

Mondelēz International

November 2013

Palm oil and deforestation:
We source palm oil predominantly from Malaysia and Indonesia, and to a lesser degree from Colombia, Brazil, Mexico and West Africa. Currently, we purchase less than 0.6% of worldwide production as the market is very fragmented.

We are concerned about the potential long-term environmental and social impacts of palm oil production, including deforestation and human rights.

We are taking steps to ensure that the palm oil we buy is produced on legally held land, does not lead to deforestation or loss of peat land, respects human rights, including land rights, and does not use forced or child labor.

Specifically, palm oil development should not take place in Primary Forest, High Conservation Value (HCV) areas, High Carbon Stock (HCS) forests, or use of fire in plantation operations.

We have reviewed our approach with our palm oil suppliers and expect them to provide us transparency on the proportion of their supplies traceable to plantations meeting these principles by the end of 2013.

During early 2014, we will review these results and publish an action plan during Q2 2014 to give priority to supplies that meet these principles, and eliminate supplies that do not, by 2020 at the latest.

We work with WWF to evaluate options and will report on our progress and findings annually.

While we recognize its limitations, the Roundtable for Sustainable Palm Oil (RSPO) provides the most widely supported approach to developing and enforcing standards for sustainable palm oil production. We're purchasing RSPO certified palm oil (covering about 70% of our use in 2012*) and plan to cover 100% of our requirements by 2015*.

We are also working with United Nations Development Programme (UNDP), the Government of Indonesia, and other partners to develop the Indonesia Sustainable Palm Oil (SPO) Initiative. The initiative aims to develop national capacity to promote and scale up sustainable palm oil by strengthening smallholder farmers, supporting national policy reform and reducing deforestation through public-private partnerships. The SPO has established a national multi-stakeholder palm oil platform to develop strategies to address smallholder capacity building; environmental management and monitoring; governance and mediation for land titles; and strengthening the ISPO standard.

* Through RSPO segregated and mass-balance oil, as well as Greenpalm certificates which support sustainable production.

EXHIBIT G

From: Chris Hayden [mailto:CHayden@georgeson.com]
Sent: Thursday, November 21, 2013 11:13 AM
To: Ward, Carol J; Cooke, Bernadette T
Subject: fax

Attached is the fax we received last night that was addressed to Carol.

Christopher M. Hayden
Senior Managing Director
Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
T +1 201 222 4253 **C** +1 212 365 8086
www.georgeson.com

Facsimile Transmittal

Date: November 20, 2013

To: Carol J. Ward, Mondelez International

ATTN: Christopher Cinek

Fax: 888-663-8893

From: Brandon J. Rees, AFL-CIO

Pages: _5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 20, 2013

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
480 Washington, Blvd., 26th Floor
Jersey City, NJ 07310

Dear Ms. Ward,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Mondelēz International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as co-filer with Oxfam International. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1327 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335 or rmcgarra@aflcio.org.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/ [illegible]
opeiu #2 afl-cio

Attachment

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence . . assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability. http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

We urge shareholders to vote for this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

November 20, 2013

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
100 Washington, Blvd., 26th Floor
Jersey City, NJ 07310

Dear Ms. Ward,

AmalgaTrust, a division of Amalgamated Bank of Chicago is the record holder of [illegible]7 shares of common stock (the "Shares") of Mondelēz International, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 20, 2013. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November [illegible], 2013. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account [illegible]25[illegible].

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

Facsimile Transmittal

Date: December 3, 2013

To: Carol J. Ward, Mondelez International

Fax: 570-235-3005

From: Brandon J. Rees, AFL-CIO

Pages: 5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 2, 2013

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Mondelēz International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). Oxfam America will join with the AFL-CIO as a co-filer of this proposal. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1327 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335 or rmcgarra@aflcio.org.

Finally, please disregard the cover letter dated November 20, 2013, together with a copy of this proposal that was sent to you at an incorrect address for shareholder proposals to Mondelēz International. This letter and the enclosed proposal supersede that letter.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

Attachment

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability. (http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html). Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. (http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm).

We urge shareholders to vote for this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 2, 2013

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International
Three Parkway North
Deerfield, IL 60015

Dear Ms. Ward:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1327 shares of the common stock (the "Shares") of Mondelēz International, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 2, 2013. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 2, 2013. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions, please feel free to contact me at (312) 822-3108.

Sincerely,

Roger R. Schaeffer

Roger R. Schaeffer
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

From: Catherine Miller [mailto:cmiller@OxfamAmerica.org]
Sent: Wednesday, December 04, 2013 11:48 AM
To: Ward, Carol J
Cc: Horrell, Jonathan; McGrath Montenegro, Chris; Michelle Katz; Chris Jochnick; Suzanne Zweben
Subject: Oxfam America Shareholder Proposal Co-Filing

Hi Carol,
Attached, please find an electronic copy of Oxfam America's co-filing documentation; the AFL-CIO is the lead filer on this shareholder proposal. A hard copy was delivered this morning to your office. If you have any questions, please let me know.
Thanks!
Cate

...
CATHERINE (CATE) MILLER | Program Assistant, Private Sector Department
Oxfam America | Boston | +1 (617) 517 9426
www.oxfamamerica.org | facebook.com/oxfamamerica | twitter.com/oxfamamerica

OXFAM
America

December 3, 2013

BY EMAIL AND OVERNIGHT COURIER

Mondelēz International, Inc.
Attn: Carol Ward
Corporate Secretary
Three Parkway North
Deerfield, Illinois 60015
carol.ward@mdlz.com

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Ward:

Enclosed please find a proposal of Oxfam America Inc. ("Oxfam America") to be included in the proxy statement of Mondelēz International, Inc. (the "Company") for its 2014 annual meeting of shareholders.

Oxfam America has continuously held, for at least one year as of the date hereof, sufficient shares of the Company's Class A common stock to meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership will be forthcoming. Oxfam America intends to continue to hold such shares through the date of the Company's 2014 annual meeting of shareholders.

AFL-CIO Reserve Fund (the "Fund") is the lead filer for this proposal. Oxfam America as co-filer grants the Fund the authority to negotiate on our behalf any potential withdrawal of this proposal.

Oxfam America welcomes the opportunity to discuss the proposal with representatives of the Company.

Sincerely,

Chris Jochnick
Director, Private Sector Department
Oxfam America

Enclosure

cc: David L. Coombs, Esq. (Goulston & Storrs PC)
Lilly O. Huang, Esq. (Goulston & Storrs PC)

GSDOCS\2289226

OXFAM AMERICA
226 CAUSEWAY STREET, 5TH FLOOR BOSTON, MA 02114-2206 USA
TEL +1 (800) 776 9326 FAX +1 (617) 728 2594 www.oxfamamerica.org

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html. Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

We urge shareholders to vote for this proposal.